Exhibit 5.1

March 14, 2013

The Bank of New York Mellon,

as Trustee

101 Barclay Street, 8W

New York, New York 10286

Attention: Corporate Trust Administration

Ladies and Gentlemen:

As Vice President, Corporate Counsel and Assistant Secretary of Prudential Financial, Inc. (the “Company”), I render this opinion pursuant to Sections 102, 303 and 903 of the Subordinated Debt Securities Indenture, dated as of June 17, 2008 (the “Base Indenture”), between the Company and The Bank of New York Mellon, as trustee (the “Trustee”), as supplemented by the Eighth Supplemental Indenture, dated as of March 14, 2013, between the Company and the Trustee (the “Seventh Supplemental Indenture” and, together with the Base Indenture, the “Indenture”). Capitalized terms used but not otherwise defined herein have the meaning specified in the Indenture.

In connection with the corporate actions taken by the Company in connection with the issuance of $650,000,000 principal amount of the Company’s 5.70% Junior Subordinated Notes due 2053 and an additional $60,000,000 aggregate principal amount of the 5.70% Junior Subordinated Notes due 2053 representing the exercise of the over-allotment option by the Underwriters (the “Notes”), I wish to advise you that (i) I have read the applicable sections of the Indenture, including, without limitation, the applicable conditions precedent provided for therein and the definitions in the Indenture relating thereto, and have read the Company Order of even date herewith and the documents transmitted by or referred to therein; (ii) I have examined such documents, certificates,

The Bank of New York Mellon	- 2 -

orders and proceedings and made such investigation as I deem necessary or appropriate in order to give this opinion; and (iii) in my opinion, the examinations and investigations described in clause (ii) are sufficient to enable me to express an informed opinion as to whether or not the conditions contained in the Indenture have been complied with. Upon the basis of such examination, it is my opinion that:

(1) All conditions precedent provided for in the Base Indenture to the execution and delivery by the Trustee of the Eighth Supplemental Indenture and set forth in the Indenture to the authentication and delivery by the Trustee of the Notes have been complied with and the execution of the Eighth Supplemental Indenture is authorized or permitted by the Base Indenture.

(2) The form of the Notes has been established in conformity with the provisions of the Indenture.

(3) The terms of the Notes have been established in conformity with the provisions of the Indenture.

The foregoing opinions are limited to the federal laws of the United States and the laws of the State of New York and the Business Corporation Act, as amended, of the State of New Jersey, and I am expressing no opinion as to the effect of the laws of any other jurisdiction.

Also, with your approval, I have relied as to certain matters upon information obtained from public officials, officers of the Company and other sources believed by me to be responsible, and I have assumed that the Indenture has been duly authorized, executed and delivered by the Trustee, that the Notes conform to the specimen thereof examined by me, that the Trustee’s certificates of authentication on the Notes have been manually signed by one of the Trustee’s authorized signatories, and that the signatures on all documents examined by me are genuine, assumptions which I have not independently verified.

Very truly yours,

/s/ John M. Cafiero